Exhibit (a)(9)

CORPORATE CONTACT: Stephen J. Tober 312.528.2623
FOR IMMEDIATE RELEASE

SPRI, LTD. AND SPRI ACQUISITION CORP. EXTEND
EXPIRATION DATE OF TENDER OFFER FOR LEAPNET, INC.

88.9% of Outstanding Shares Tendered or Contributed to Date

        CHICAGO, IL, January 23, 2002—Leapnet, Inc. (NASDAQ: LEAP), SPRI, Ltd., a company controlled by Robert Figliulo, the Chairman and Chief Executive Officer of Leapnet, and David Figliulo, the Vice President-Sales and a director of Leapnet, and SPRI Acquisition Corp., a wholly-owned subsidiary of SPRI, announced today that SPRI and SPRI Acquisition Corp. have exercised their right to extend the expiration date of the cash tender offer to purchase shares of Leapnet's common stock for $1.85 per share in cash. Pursuant to the terms of the merger agreement, SPRI and SPRI Acquisition Corp. were entitled to extend the expiration date because a majority but less than 90% of the outstanding shares of common stock had been validly tendered and not withdrawn or contributed to SPRI Acquisiton Corp. by Robert and David Figliulo. The tender offer was previously scheduled to expire at 12:00 Midnight, Eastern Standard Time, on Tuesday, January 22, 2002. The new expiration date is 12:00 Midnight, Eastern Standard Time, on Tuesday, January 29, 2002. As a result, stockholders of Leapnet may tender or withdraw their shares until 12:00 Midnight, Eastern Standard time, on Tuesday, January 29, 2002, unless the offer is further extended.

        SPRI and SPRI Acquisition Corp. have been advised by EquiServe Trust Company, N.A., the Depositary for the tender offer, that as of 6:00 p.m., Eastern Standard Time, on Tuesday, January 22, 2002, 5,190,434 shares of Leapnet's common stock have been validly tendered and not withdrawn or contributed to SPRI Acquisition Corp. by Robert and David Figliulo. The shares tendered or contributed collectively represent approximately 88.9% of the outstanding shares of Leapnet common stock.

  Additional Information

        This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of Leapnet. The tender offer is made only through the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents, which SPRI and SPRI Acquisition Corp. have filed with the Securities and Exchange Commission. Leapnet stockholders are urged to read the relevant tender offer documents in their entirety before making any decision regarding tendering their shares. Investors and Leapnet stockholders may obtain free copies of these documents through the Web site maintained by the Securities and Exchange Commission at www.sec.gov.

        Questions and requests for additional copies of the Offer to Purchase, the Letter of Transmittal and related materials may be directed to Georgeson Shareholder (1-866-324-8878), which is acting as Information Agent with respect to the tender offer.

  About Leapnet

        Headquartered in Chicago, Leapnet is an Internet development and marketing communications firm that creates ingenious solutions to help businesses connect with customers vital to their success.

This press release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Leapnet's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from the expectations contained in the forward-looking statements.